FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: October 25, 2005	By: “Fred George” Fred George President

EXHIBIT INDEX

1.	NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR dated October 17, 2005.

2.	FORM OF PROXY

EXHIBIT 1

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

OCTOBER 17, 2005

GAMMON LAKE RESOURCES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Gammon Lake Resources Inc. (the “Corporation”) will be held at the Fairmont Queen Elizabeth Hotel, in the Hochelaga Room, 900 Rene Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Wednesday, November 16, 2005, at the hour of 10:00 o’clock in the morning (Montreal time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2005, together with a report of the auditors thereon;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration;

4.	To consider, and, if thought fit, pass an ordinary resolution increasing the maximum number of Common Shares reserved for grants of Stock Options under the Corporation’s Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Stock Option Plan”) by 2,200,000 Common Shares from 17,300,000 to 19,500,000 Common Shares, as more particularly described in the attached Management Information Circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “B” and “C”, respectively);

5.	To consider, and, if thought fit, pass an ordinary resolution of disinterested shareholders approving the grant of a total of 2,016,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan, as proposed to be amended, as more particularly described in the attached Management Information Circular (the full text of the proposed ordinary resolution is attached to the management Information Circular as Schedule “D”);

6.	To consider, and if thought fit, pass an ordinary resolution confirming an amendment to the general By-Laws of the Corporation to establish quorum requirements for meetings of the shareholders of the Corporation, as more particularly described in the attached Management Information Circular (the full texts of the amendment to the By-Law and the proposed ordinary resolution are attached to the Management Information Circular as Schedules “E” and “F”, respectively); and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2005. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 17th day of October, 2005.

BY ORDER OF THE BOARD (Signed): “Bradley H. Langille” BRADLEY H. LANGILLE CHIEF EXECUTIVE OFFICER

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual and General Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of Gammon Lake Resources Inc. (“Gammon” or the “Corporation”) to be held on Wednesday, November 16, 2005 at 10:00 a.m. (Eastern Daylight Savings Time) at the Fairmont Queen Elizabeth Hotel, in the Hochelaga Room, 900 Rene Levesque Blvd. W. Montreal, Quebec H3B 4A5 and at any continuation thereof after an adjournment.

The information contained herein is given as of July 31, 2005, except as otherwise stated.

Under the securities laws of the United States, the Corporation is a “foreign private issuer” and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended the “Echange Act”.

SECTION I – VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to shareholders of this Circular will be on or about October 17, 2005. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares

The Board of Directors of Gammon has fixed October 17, 2005 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the “Meeting Record Date”).

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such shareholder. Each person named on the list of shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee’s name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

Registered Shareholders

Registered shareholders are shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered/Beneficial Shareholders

Beneficial shareholders are shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee — this could be a bank, trust company, securities broker or other financial institution (and is known as holding the Common Shares in “street form”).

If you are a non-registered shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the “Request for Voting Instructions” or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Gammon. A shareholder has the right to appoint some other person (who need not be a shareholder) to attend and to act for and on behalf of such shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, or to the transfer agent for the Common Shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on October 17, 2005 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

(1)	FOR the election of the persons nominated for election as directors of Gammon;

(2)	FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor;

(3)	FOR an increase in the maximum number of Common Shares reserved for grants of Stock Options under the Corporation’s Stock Option Plan; and

(4)	FOR the approval by disinterested shareholders of a grant of 2,016,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of Gammon.

Revocability of Proxies

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the “QCA”) provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of October 17, 2005, there were 73,536,524 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of shareholders must have two (2) persons present and authorized to vote.

To the knowledge of the directors and officers of Gammon, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares is:

Name and Address of Beneficial Owner(1)	Number of Common Shares(1)	% of Class(2)

Canadian Depositary for Securities Limited	65,311,702	88.8

Notes:

(1)	Based upon public filings with securities regulatory authorities in Canada on SEDAR.
(2)	Calculated on the basis of 73,536,524 Common Shares outstanding as of October 17, 2005.

SECTION II – BUSINESS OF THE MEETING

1.     Financial Statements and Auditor’s Report

The Management’s Discussion and Analysis, including the audited consolidated financial statements of Gammon for the year ended July 31, 2005 and the auditor’s report on those financial statements, are included with the mailing of this Circular. Additional copies may be obtained from Gammon upon request.

2.     Election of Directors

The articles of Gammon provide that the board of directors of Gammon (the “Board of Directors”) shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at eight (8).

The nominees for election as directors of Gammon are listed below, all of whom are currently serving as directors of Gammon. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

The following table sets out the names of the eight (8) nominees, their principal occupation or employment and the year from which each has continually served as a director of Gammon. The table also sets out, as of October 17, 2005, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of Stock Options which they hold in Gammon.

NOMINEES FOR ELECTION AS DIRECTORS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options

FRED GEORGE	839,400	4,127,200
Resident of Bedford, Nova Scotia
Chairman & President of Gammon Lake
Director of Gammon Lake and its predecessor companies since 1996

BRADLEY H. LANGILLE(4)	610,400	3,496,300
Resident of Halifax, Nova Scotia
Chief Executive Officer of Gammon Lake Resources Inc.
Director of Gammon Lake and its predecessor companies since 1996

COLIN P. SUTHERLAND, C.A., C.F.P	1,000	125,000
Resident of Hammonds Plains, Nova Scotia
Chief Financial Officer of Gammon Lake Resources Inc.
Director of Gammon Lake since 2004

ALEJANDRO CARAVEO(4)	29,550	75,000
Resident of Chihuahua City, Mexico
Director of Gammon Lake since 2002

DALE M. HENDRICK(1)(2)(4)	500	20,000
Resident of Toronto, Ontario
President of Dale M. Hendrick & Associates Inc.
Director of Gammon Lake since 2000

KENT L. NOSEWORTHY(1)(2)(3)	nil	nil
Resident of Halifax, Nova Scotia
Director of Gammon Lake since 2005

FRANK CONTE(1)(2)(3)	nil	nil
Resident of Eastern Passage, Nova Scotia
Director of Gammon Lake since 2005

CANEK RANGEL(1)(3)	nil	nil
Resident of Mexico City, Mexico
Director of Gammon Lake Since 2005

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating & Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Occupational Health & Safety Committee.

The Corporation does not have an executive committee.

The Corporation has an Audit Committee, as required by the QCA, by the “Exchange Act” and Rule 10A-3 thereunder (“Rule 10A-3”) and by the American Stock Exchange (the “AMEX”), and its members are Dale M. Hendrick (Chair), Frank Conte, Kent Noseworthy and Canek Rangel. See “Section IV — Corporate Governance — Committees of the Board of Directors — Audit Committee”.

Dale M. Hendrick (Chair), Frank Conte and Kent Noseworthy comprise the Nominating & Corporate Governance Committee of the Board of Directors. See “Section IV – Corporate Governance – Committees of the Board of Directors — Nominating & Corporate Governance Committee”.

Frank Conte (Chair), Kent Noseworthy and Canek Rangel comprise the Compensation Committee of the Board of Directors. See “Section IV — Corporate Governance — Committees of the Board of Directors — Compensation Committee”.

Alejandro Caraveo (Chair), Bradley H. Langille and Dale Hendrick comprise the Occupational Health & Safety Committee of the Board of Directors. See “Section IV – Corporate Governance – Committees of the Board of Directors – Occupational Health & Safety Committee”.

3.     Appointment of Auditor

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be appointed as Gammon’s auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix their remuneration as such. Grant Thornton LLP, Chartered Accountants, have acted as the auditors of the Corporation for the past five (5) fiscal periods. See “Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)". Grant Thornton LLP, Chartered Accountants, resigned as auditors of the Corporation effective October 5, 2005. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“51-102”), attached as Schedule “G” to this Information Circular is a notice advising shareholders of the change in auditors and confirming that there have been no “reportable events” as defined in NI 51-102.

4.     Approval of Amendment to the Stock Option Plan

On October 17, 2005, the board of directors of the Corporation approved a proposed amendment to the Corporation’s Stock Option Plan, increasing the maximum number of Common Shares that may be reserved for the grant of Stock Options under the plan by 2,200,000 Common Shares from 17,300,000 to 19,500,000 Common Shares. Assuming the maximum number of Common Shares reserved for grant under the Gammon Stock Option Plan is increased to 19,500,000, only 184,700 Common Shares have not been allocated. As of October 17, 2005: 8,075,800 of the Stock Options have been granted and exercised; 227,000 Stock Options have been granted and expired; 11,239,500 Stock Options have been granted but not exercised; and nil Stock Options are reserved for future granting. Accordingly, with 19,500,000 Common Shares reserved for issuance and less (i) 8,075,800 Stock Options granted and exercised, and (ii) 11,239,500 Stock Options granted but not exercised, 184,700 Common Shares have not been allocated and remain available for granting. The amendment is subject to the approval of shareholders of the Corporation at the Annual and Special Meeting. The full text of the Stock Option Plan, reflecting the proposed amendment, as well as the proposed ordinary resolution approving the amendment to the Stock Option Plan are attached to the Management Information Circular as Schedules “B” and “C”, respectively.

5.     Approval of Option Grants under the Stock Option Plan

During the past fiscal year, the Board of Directors of the Corporation approved several grants of a total of 2,016,000 Stock Options to directors, officers and employees of the Corporation under the terms of the Corporation’s Stock Option Plan. These Stock Options exceeded the existing maximum number of Common Shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the Annual and Special Meeting. The following table provides details with respect to the options proposed to be approved:

Holders	Number of Shares Under Option(#)	Exercise Price ($/share)	Date of Grant	Expiry Date

Officers and Directors	50,000	$ 6.10	November 4, 2004	November 4, 2010
Officers and Directors	50,000	$10.00	February 9, 2005	February 9, 2010
Officers and Directors	875,000	$ 6.12	February 9, 2005	February 9, 2010
Employees & Consultants	15,000	$ 6.10	November 4, 2004	November 4, 2010
Employees & Consultants	986,000	$ 6.12	February 9, 2005	February 9, 2010
Employees & Consultants	40,000	$10.00	February 9, 2005	February 9, 2010

Total	2,016,000

The full text of the proposed ordinary resolution approving the grant of 2,016,000 Stock Options under the terms of the Stock Option Plan is attached to the Management Information Circular as Schedule “D”. Upon approval of the proposed amendments to the Stock Option Plan whereby the amount of Common Shares available under the Stock Option Plan will be increased by 2,200,000 Common Shares from 17,300,000 to 19,500,000, and disinterested shareholder approval of the above-noted grant of 2,016,000 Stock Options, the additional 2,016,000 Stock Options will be subject to the terms of the Stock Option Plan and will be included with the 9,373,500 Stock Options currently outstanding under the Stock Option Plan for a total of 11,239,500 Stock Options outstanding under the Stock Option Plan. At this time, 184,700 Common Shares will not have been allocated and will remain available for future grants under the Gammon Stock Option Plan. See “Section II – Business of the Meeting – 4. Approval of Amendment to the Stock Option Plan”.

6.     Confirmation of Amendment to the General By-Law of the Corporation

The Board of Directors of the Corporation has amended the general By-Law of the Corporation to provide quorum requirements for meetings of shareholders. The general By-Law did not specifically provide for quorum requirements. A customary quorum requirement for meetings of shareholders of a public company is two shareholders present in person or by proxy, and this quorum requirement has been adopted by the Corporation (the “By-Law Amendment”). At the meeting, shareholders of the Corporation will be asked to pass an ordinary resolution confirming the By-law Amendment.

The full text of the By-Law Amendment and the proposed ordinary resolution confirming the By-Law Amendment are attached to this Management Information Circular as Schedules “E” and “F”, respectively.

Proxies received in favour of management will be voted in favour of the By-Law Amendement, unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in respect thereof.

SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of the Directors

Directors of the Corporation who are not employees of the Corporation were remunerated for services provided during the year ended July 31, 2005 in the following aggregate amounts:

•	Annual fees	$ ni	l
•	Annual fees paid to the Chair of any committee of the Board of Directors	$ ni	l
•	Attendance fees, per meeting of the Board of Directors and Audit Committee	$750
•	Attendance fees, per meeting for all other Committees of the Board of Directors	$500

The Committee meeting fee is reduced to $nil if such meeting is held on the same day as a meeting of the Board of Directors. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

Officers of the Corporation

The following table sets out the officers of the Corporation and, as of October 17, 2005, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of Stock Options which they hold in Gammon.

OFFICERS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options

FRED GEORGE	839,400	4,127,200
Resident of Bedford, Nova Scotia
Chairman and President
He has been a Director of Gammon and its predecessor
companies since 1996

BRADLEY H. LANGILLE	610,400	3,496,300
Resident of Halifax, Nova Scotia
Chief Executive Officer
He has been a Director of Gammon and its predecessor
companies since 1996

GREGORY K. LILLER	4,500	220,000
Resident of Tuscon, Arizona
Vice President, Exploration
He has been with Gammon since 2000

COLIN P. SUTHERLAND, C.A	1,000	125,000
Resident of Halifax, Nova Scotia
Chief Financial Officer
He has been a Director of Gammon since 2004

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options

JOHN C. THORNTON	76,900	100,000
Resident of Tucson, Arizona
Chief Operating Officer
He has been with Gammon since 2005

Summary Compensation Table

The following table sets out, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated “executive officers” of the Corporation, as that term is defined by applicable securities legislation who earn in excess of $150,000 per year.

		Annual Compensation				Long Term Compensation

						Awards			Payouts

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options Granted (#)(2)		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(3)

FRED GEORGE	2005	406,772	150,000	nil		847,200	(4)	—	—	—
Chairman and	2004	325,000	150,000	nil		1,080,000		—	—	—
President	2003	161,769	150,000	nil		1,900,000		—	—	—

BRADLEY H LANGILLE	2005	204,849	75,000	nil		448,800	(5)	—	—	—
Chief Executive	2004	187,500	75,000	nil		1,160,000		—	—	—
Officer	2003	76,784	75,000	nil		1,400,000		—	—	—

GREGORY K LILLER	2005	130,435	nil		—		—		—	—
Vice President,	2004	130,722	nil	nil		20,000		—	—	—
Exploration	2003	148,964	nil	nil		50,000		—	—	—

COLIN P SUTHERLAND(8)	2005	66,346	nil	nil		75,000	(6)	—	—	—
Chief Financial	2004	Nil	nil	nil		50,000		—	—	—
Officer

JOHN C THORNTON(9)	2005	121,305	nil	nil		100,000	(7)	—	—	—
Chief Operating
Officer

Notes:

(1)	These amounts represent either salary or consulting fees paid to the Named Executive Officer or consulting companies associated with the Named Executive Officers.

(2)	Options to purchase Common Shares granted purusant to the Corporation’s Stock Option Plan. See, “Section III – Executive Compensation and Other Information – Gammon Stock Option Plan”.

(3)	The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers’ respective salary and bonuses in any year.

(4)	Of this amount, a total of 500,000 are subject to the approval of disinterested shareholders at the Annual and Special Meeting. See, “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

(5)	Of this amount, a total of 300,000 are subject to the approval of disinterested shareholders at the Annual and Special Meeting. See, “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

(6)	Of this amount, a total of 75,000 are subject to the approval of disinterested shareholders at the Annual and Special Meeting. See, “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

(7)	Of this amount, a total of 75,000 are subject to the approval of disinterested shareholders at the Annual and Special Meeting. See, “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

(8)	Mr. Sutherland assumed the position of Chief Financial Officer on September 29, 2004.

(9)	Mr. Thornton assumed the position of Chief Operating Officer on January 10, 2005.

Gammon Stock Option Plan

Gammon has adopted a Stock Option Plan (the “Gammon Stock Option Plan”) in accordance with the requirements of The Toronto Stock Exchange (the “TSX”) for directors, officers, employees and consultants.

The following table sets forth, as of July 31, 2005, information concerning securities authorized for issue under the Stock Option Plan, which is the only equity compensation plan of the Corporation.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by	11,389,500	$4.16	411,700
security holders (the only such plan is the
Stock Option Plan)

Equity compensation plans not approved by	N/A	$N/A	N/A
security holders (the Corporation does not
have any such plan)

Notes:

(1)	Assumes that (i) the maximum number of Common Shares that can be issued under the Gammon Lake Stock Option Plan, and (ii) that certain Stock Option Grants be made in the past year, will be approved by shareholders, as descibed in “Section II – Business of the Meeting – 4. Approval of Amendment to the Stock Option Plan” and “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

Under the Gammon Stock Option Plan, the maximum number of Common Shares that can be issued is 19,500,000. There are currently 184,700 Common Shares which have not been allocated under the Gammon Stock Option Plan and remain available for future grants. As of October 17, 2005: 8,075,800 of the Stock Options have been granted and exercised; 227,000 Stock Options have been granted and expired; 11,239,500 Stock Options have been granted but not exercised; and nil Stock Options are reserved for future granting. It is proposed that the maximum number of Common Shares that can be issued under the Gammon Stock Option Plan be increased by 2,200,000 Common Shares from 17,300,000 to 19,500,000. See “Section II – Business of the Meeting – 4. Approval of Amendment to the

Stock Option Plan”. Certain grants made in the past year are subject to shareholder approval. See “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”. On the basis of the foregoing, with 19,500,000 Common Shares reserved for issuance and less (i) 8,075,800 Stock Options granted and exercised, and (ii) 11,239,500 Stock Options granted but not yet exercised, 184,700 Common Shares have not been allocated and remain available for granting under the Gammon Stock Option Plan.

The following table sets forth details with respect to the total number of Common Shares eligible for issuance pursuant to Stock Options granted under the Gammon Stock Option Plan, and the number of Common Shares eligible for issuance pursuant to Stock Options actually granted and currently outstanding under the Gammon Stock Option Plan, all as of the date hereof. This table assumes that the shareholders will approve (i) the increase in the maximum number of Common Shares which can be issued under the Gammon Lake Stock Option Plan as discussed in, “Section II – Business of the Meeting – 4. Approval of Amendment to the Stock Option Plan”, and (ii) the grant of certain Stock Options made in the past year as discussed in, “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

	Total(1)	Percentage of Issue and Outstanding Shares(1)

Common Shares eligible for issuance	11,424,200	15.5%
pursuant to options granted under
the Gammon Stock Option Plan (2)

Common Shares eligible for	11,239,500	15.3%
issuance pursuant to options
actually granted and currently
outstanding under the Gammon
Stock Option Plan(3)

Notes:
(1)	Calculated on the basis of 73,536,524 Common Shares outstanding as of October 17, 2005.

(2)	Calculated on the basis of 11,574,200 Common Shares eligible for issuance pursuant to Stock Options grantedunder the Gammon Stock Option Plan as of October 17, 2005 as follows:

Total Common Shares eligible for issuance
since inception of Gammon Stock Option Plan	19,500,000
Less: Common Shares issued pursuant to
Stock Options granted and exercised	(8,075,800)

11,424,200

(3)	Calculated on the basis of 11,239,500 Common Shares eligible for issuance pursuant to Stock Options actually granted and currently outstanding under the Gammon Stock Option Plan as of October 17, 2005.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Gammon Stock Option Plan as of the date hereof:

Holder	Date of Grant	Common Shares Under Option(#)	Exercise Price ($/share)	Expiry Date	Market Price on Date of Grant(1)

Executive Officers	April 25, 2001	470,000	$ 1.50	April 25, 2006	$1.48
as a group	February 7, 2002	130,000	$ 0.75	February 7, 2007	$0.65
(5 in total)	March 15, 2002	337,500	$ 0.80	March 15, 2007	$0.80
	October 9, 2002	1,025,000	$ 1.01	October 9, 2007	$1.01
	July 4, 2003	2,325,000	$ 2.60	July 9, 2008	$2.60
	February 2, 2004	2,260,000	$ 5.45	February 2, 2009	$4.13
	November 4, 2004	50,000	$ 6.10	November 4, 2009	$6.10
	February 9, 2005	1,371,000	$ 6.12	February 9, 2010	$6.15
	February 9, 2005	50,000	$10.00	February 9, 2010	$6.15

Directors who are	October 9, 2002	50,000	$ 1.01	October 9, 2007	$1.01
not also executive	July 4, 2003	25,000	$ 2.60	July 9, 2008	$2.60
officers, as a group	February 2, 2004	20,000	$ 5.45	February 2, 2009	$4.13
(3 in total)	May 11, 2004	50,000	$ 7.94	May 11, 2009	$7.94

Employees &	September 26, 2001	30,000	$ 0.50	September 26, 2006	$0.50
Consultants	April 24, 2002	10,000	$ 1.30	April 24, 2007	$1.35
(5 in total)	July 4, 2003	400,000	$ 2.60	July 9, 2008	$2.60
	February 2, 2004	1,720,000	$ 5.45	February 2, 2009	$4.13
	August 16, 2004	25,000	$ 7.00	August 16, 2009	$6.37
	November 4, 2004	15,000	$ 6.10	November 4, 2009	$6.10
	February 9, 2005	986,000	$ 6.12	February 9, 2010	$6.15
	February 9, 2005	40,000	$10.00	February 9, 2010	$6.15

Total		11,389,500

Notes:

(1)	In accordance with the terms of the plan, based on the closing price of the Common Shares within the 10 days preceding the date of grant of the options.

(2)	2,016,000 Stock Options are subject to the approval of disinterested shareholders at the Annual and Special Meeting. See “Section II – Business of the Meeting – 4. Approval of Amendment to the Stock Option Plan” and “Section II – Business of the Meeting – 5. Approval of Option Grants under the Stock Option Plan”.

The purpose of the Gammon Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Gammon Stock Option Plan is administered by the Board of Directors, with the Compensation Committee having been designated by the Board of Directors to administer it. The Compensation Committee has full and complete authority to interpret the Gammon Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Gammon Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Gammon Stock Option Plan is subject to the following:

a)	Directors, officers, employees and consultants are eligible for the grant of Stock Options under the Gammon Stock Option Plan.

b)	The maximum number of Common Shares which may be issued under the Gammon Lake Stock Option Plan shall not exceed 19,500,000, subject to adjustment. The maximum number of Common Shares with respect to which grants may be made under the Gammon Stock Option Plan and any other security based compenstion arrangements to any one (1) employee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Gammon Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issued to insiders of the Corporation and their associates under the Gammon Stock Option Plan within any one (1) year period, when taken together with any other security based compensation arrangements, shal not exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shal not exceed 5% of the issued and outstanding Common Shares.

c)	The market value of Common Shares issued under the Gammon Stock Option Plan means the closing board lot sale price of the Common Shares on the TSX on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto.

d)	Stock Options aer exercisable for a maximum period of five (5) years from the date of grant or such shorter period as may be determined at the time of the grant.

e)	Grants made under the Gammon Stock Option Plan are not assignable.

f)	Stock Options terminate thirty days after the participant is no longer an employee, consultant, officer or director of the Corporation, except where the participant is an employee who is dismissed for cause, whereupon the options terminate immediately, and where the participant is retired, permanently disabled or deceased, whereupon the options terminate ninety days after the date of such event.

g)	The Gammon Stock Option Plan contains no specific requirements for the vesting of Stock Options granted thereunder. The vesting of Stock Options is in the discretion of the Board of Directors. Typically, Stock Options granted under the Gammon Stock Option Plan have vesting requirements which consist of one year of service from the date of grant to be eligible to exercise on-half of the Stock Options , amd two years of service from the date of grant to be eligible to exercise the remaining one-half of the Stock Options.

h)	The Board of Directors has the discretion to provide financial assistance for the purchase of Common Shares on the exercise of Stock Options. Any loans so provided are on a full recourse basis and the Common Shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided.

i)	Any amendements of the Gammon Stock Option Plan require shareholder and regulatory approval in accordance with the requirements of the Toronto Stock Exchange.

In 2005, there were 1,471,000 Stock Options granted to the executive officers of the Corporation. See “Executive Compensation — Aggregated Option Grants during the Most Recently Completed Financial Year — 2005".

The following table sets forth information concerning the aggregated Stock Options granted to the executive officers of the Corporation during 2005.

Aggregated Option Grants during the Most Recently Completed
Financial Year - 2005

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

FRED	847,200	33.7%	$ 6.12	$6.12	February 9, 2010
GEORGE

BRADLEY H. LANGILLE	448,800	17.8%	$ 6.12	$6.12	February 9, 2010

GREGORY K	nil	nil	nil	nil	—
LILLER

COLIN P	50,000	2%	$ 6.10	$6.10	November 4, 2009
SUTHERLAND, C.A	25,000	1%	$ 6.12	$6.12	February 9, 2010

JOHN	50,000	2%	$ 6.12	$6.12	February 9, 2010
THORNTON	50,000	2%	$10.00	$6.12	February 9, 2010

Notes:

(1)	A total of 2,512,000 Options were granted to directors, officers, employees and consultants during the 2005 financial year of which 2,016,000 are subject to disinterested shareholder approval. See "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".

The following table sets forth information concerning the aggregated Stock Options exercised by the executive officers of the Corporation during 2005.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values - 2005

Name	Securities Acquired On Exercise(#)	Aggregate Value Realized ($)	Unexercised Options at July 31, 2005 (#) Exercisable/ Unexercisable	Value Unexercised In- the-Money Options at July 31, 21005 ($) Exercisable/ Unexercisable(1)

FRED	Nil	nil	3,627,200/500,000	$18,484,704/$1,160,000
GEORGE

BRADLEY H	100,000	$800,000(2)	3,196,300/300,000	$15,927,116/$696,000
LANGILLE

GREGORY K	Nil	Nil	220,000/nil	$1,530,050/nil
LILLER

COLIN P	nil	Nil	50,000/75,000	$25,000/$175,000
SUTHERLAND,
C.A

JOHN	nil	Nil	nil/100,000	nil/116,000
THORNTON

Notes:

(1)	On July 29, 2005, the last trading day of the 2005 financial period, the closing price of the Common Shares on the TSX Exchange was $8.44.

(2)	The aggregate value realized on these options is calculated on the basis of a share price of $8.00, which was the closing price of the Common Shares on the Toronto Stock Exchange on July 20, 2005 which was the date of exercise, less the exercise price of the options which was $0.80 per share.

Change of Control Agreements

The Corporation has no change of control agreements with executive officers.

Directors’ and Officers’ Liability Insurance

The Corporation, together with its related companies, maintains liability insurance for the benefit of the Corporation, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2005 was $5,000,000 (aggregate limit). The policy contains a deductible clause of $100,000 for the Canadian claims, and U.S.$250,000 for U.S. Claims of the Corporation and nil for each director or officer, on a per claim basis. In 2005, the aggregate insurance premium was $110,000 and did not distinguish between directors as a group or officers as a group.

Interests of Management and Others in Material Transactions

As of July 31, 2005, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

Gammon owns approximately 25% of the issued and outstanding Common Shares of Mexgold Resources Inc. (“Mexgold”) as at July 31, 2005. Mexgold is a junior natural resource issuer with its Common Shares listed on the TSX Venture Exchange under the trading symbol, “MGR”. Mr. Bradley H. Langille serves as President and is a director of Mexgold, Mr. Gregory K. Liller serves as Vice President Exploration and is a director of Mexgold, Mr. Colin Sutherland serves as Chief Financial Officer of Mexgold, Mr. Dale M. Hendrick and Mr. Colin P. Sutherland serve as a directors of Mexgold.

Report on Executive Compensation

The Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation’s executive compensation policies and the compensation paid to the Corporation’s executive officers, exluding the President and Chief Executive Officer. The Nominating and Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the President and Chief Executive Officer. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Frank Conte (Chair), Kent Noseworthy, Canek Rangel Messrs. Conte, Noseworthy and Rangel are unrelated and independent members of the Board of Directors and therefore all of the members of the Compensation Committee are independent of management of the Corporation.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is composed of Dale M. Hendrick (Chair), Frank Conte and Kent Noseworthy. All members of the Committee are considered independent members of the Board of Directors as such terms is defined by the AMEX and the TSX, and are independent of management of the Corporation.

Compensation Philosophy

The Corporation’s executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Corporation’s business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation’s executive compensation policy are to:

(a)	attract, retain and motivate executives critical to the success of the Corporation;

(b)	provide fair, competitive and cost effective compensation programs to its executives;

(c)	link the interests of management with those of the shareholders; and

(d)	provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer, excluding the President and Chief Executive Officer. The Nominating & Corporate Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for the President and Chief Executive Officer. Both Committees then submit to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each Executive Officer.

Basic Salary

In determining the basic salary of an executive officer, the Compensation Committee and Nominating & Corporate Goverance Committee places equal weight on the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.

During the most recently completed financial year, the Corporation has not engaged any external compensation consultants or advisors.

Bonus Payments

Executive Officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation Committee and Nominating & Corporate Goverance Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

In 2005, bonuses were awarded to the following officers of the Corporation: President, in the amount of $150,000; and Chief Executive Officer in the amount of $75,000.

Long-Term Incentives

The Corporation maintains a Stock Option Plan, the “Gammon Stock Option Plan”, which has been approved by the shareholders of the Corporation.

During 2005, the Board of Directors, on the recommendation of the Compensation Committee and Nominating and Corporate Governance Committee, granted stock options to executive officers of the Corporation as follows: Fred George, Chairman & President, was granted 847,200* Stock Options with an exercise price of $6.12, which expire on February 9, 2010; Bradley H. Langille, Chief Executive Officer, was granted 448,800* Stock Options with an exercise price of 6.12, which expire on February 9,

2010; Colin P. Sutherland, Chief Financial Officer, was granted 75,000* Stock Options with an average exercise price of $6.11, of which 25,000 expire on November 4, 2009, of which 25,000 expire on February 9, 2010; and John Thornton, Chief Operating Officer, was granted 100,000 Stock Options with an average exercise price of $8.06, of which 100,000 expire on February 9, 2010. The exercise price of the Stock Options was determined with reference to the closing price of the Common Shares on the TSX on the previous 10 trading days immediately preceding the date of the grant of the Stock Options. The grants of Stock Options marked with “*” with the exception of 347,200 Stock Options granted to Mr. George, and 148,800 Stocks Options granted to Mr. Langille, are subject to shareholder approval as discussed under, “Section II – Business of the Meeting – 5. Approval of Stock Option Grants under the Stock Option Plan”.

Compensation Committee of the Board of Directors
of Gammon Lake Resources Inc.

Frank Conte (Chair)
Kent L. Noseworthy
Canek Rangel

Nominating & Corporate Goverance Committee of
the Board of Directors of Gammon Lake Resources
Inc.

Dale M. Hendrick (Chair)
Frank Conte
Kent L. Noseworthy

October 17, 2005

Performance Graph

The following graph shows a comparison of the cumulative return of the Corporation’s publicity traded Common Shares versus the S&P/TSX Composite Index and the S&P/TSX Canadian Gold Index.

SECTION IV – CORPORATE GOVERNANCE

Gammon believes that good corporate governance is an essential element in a well-managed company. Gammon follows the corporate governance practices recommended by National Policy 58-201, Corporate Governance Guidelines, adopted by Canadian Securities Administrators, and exceeds those guidelines where deemed appropriate. The following is a description of the Corporation’s corporate governance practices made in accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by Canadian Securities Administrators.

Independence of the Board of Directors

Name of Director	Independent	Basis for Determination of Independence(1)	Attendance at Board of Director Meetings held during Most Recently Completed Financial Year(2)	Other Reporting Issuers of which the Director serves as a director

Fred George	No	Officer of Gammon	Attended all	N/A
meetings

Bradley H	No	Officer of Gammon	Attended all	Mexgold Resources Inc.
Langille			meetings

Colin P	No	Officer of Gammon	Attended all	Mexgold Resources Inc.
Sutherland			meetings

Alejandro Caraveo	No	Officer of Mexican	Attended all	N/A
		subsidiary of Gammon	meetings

Dale M. Hendrick	Yes	No direct or indirect	Attended all	Cline Mining Corporation;
		material relationship	meetings	Mexgold Resources Inc.;
		with Gammon		Unitronix Corporation; and Radisson Mining Resources.

Kent L	Yes	No direct or indirect	Attended all	N/A
Noseworthy		material relationship	meetings since
		with Gammon	appointment

Frank Conte	Yes	No direct or indirect	Attended all	N/A
		material relationship	meetings since
		with Gammon	appointment

Canek Rangel	Yes	No direct or indirect	Attended all	N/A
		material relationship	meetings since
		with Gammon	appointment

Notes:

(1)	To be considered independent, a member of the Board of Directors must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)	The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the most recently completed financial year, the Board of Directors met four (4) times.

A majority of the Board of Directors of the Corporation is not independent. Of the eight directors of the Corporation, four are independent and four are not independent. To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

•	when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, one meeting of the independent directors was held, and it is the Corporation’s policy to hold at least one meeting of the independent board of directors during each financial year;

•	under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

•	the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee consist entirely of independent directors who meet independent of management directors; and

•	in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

The Corporation does not have an independent chairperson. Mr. Fred George is the Chairman of the Board of Directors and the President of the Corporation. The Board of Directors believes that there are substantial benefits to the Corporation with Mr. George serving in both of those positions given the history and knowledge Mr. George has of the Corporation’s business and affairs, and the entrepreneurial nature of the Corporation. Mr. Dale M. Hendrick, who has served as an independent director of the Corporation since 2000, serves as a lead director whose responsibility is to act as chairperson for meetings of the independent directors, act as the liaison between independent directors and management, and consult with independent directors as to the business and affairs of the Corporation and the need to hold meetings of the independent directors of the Corporation.

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

•	to supervise the management of the business and affairs of the Corporation; and

•	to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual directors.

Position Descriptions

The board of directors of the Corporation has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

Orientation and Continuing Education

New directors receive an orientation on the role of the Board, its Committees and its directors, and the nature and operation of the issuer’s business, which consists of the following:

•	an orientation session with senior officers to overview the Corporation’s business and affairs;

•	an orientation session with the lead director and the Chairperson of each standing Committee;

•	an orientation session with legal counsel and the representatives of the Corporation’s auditors; and

•	periodic site visits and meetings with operating personnel.

Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The Board of Directors of the Corporation has adopted a written code for the directors, officer and employees of the Corporation. Copies of the Code of Conduct are available upon written request from the Chief Financial Officer of the Corporation. The Audit Committee is responsible for ensuring compliance with the Corporation’s code of conduct. There have been no departures from the Corporation’s code of conduct during the most recently completely financial year.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

•	the Corporation’s annual business plan and budget;

•	major acquisitions or dispositions by the Corporation; and

•	transactions which are outside of the Corporation’s existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation’s directors, officers and employees.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

Committees of the Board of Directors

The Board of Directors has four (4) standing committees:

•	the Audit Committee;

•	the Nominating & Corporate Governance Committee;

•	the Compensation Committee; and

•	the Occupational Health & Safety Committee.

The majority of all of the committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for:

a)	recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;

c)	reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d)	reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2005, the Audit Committee met four (4) times.

The purposes of the Audit Committee are to assist the Board of Directors’ oversight of:

•	the integrity of Gammon’s financial statements;

•	Gammon’s compliance with legal and regulatory requirements;

•	the risk management policies of management;

•	the qualifications and independence of Gammon’s independent auditors; and

•	the performance of the independent auditors and Gammon’s internal audit function.

In accordance with National Instrument 52-110, Audit Committees (“MI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this Information Circular and the 2005 Annual Information Form of the Corporation filed on www.sedar.com.

The Audit Committee’s Charter

The Corporation’s Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “A” to this Management Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Dale Hendrick (Chair), Frank Conte, Kent L. Noseworthy, Canek Rangel. All of the members of the Board of Directors are independent and financially literate, as required by Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent(1)	Financially Literate(2)

Dale Hendrick (Chair)	Yes	Yes

Kent L. Noseworthy	Yes	Yes

Frank Conte	Yes	Yes

Canek Rangel	Yes	Yes

Notes:

(1)	To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

•	Dale M. Hendrick is a professional engineer with over 40 years of mining experience. In addition, Mr. Hendrick has served as a senior officer of several reporting issuers.

•	Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

•	Frank Conte has retired as a senior manager of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

•	Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in Section 2.4 (De Minimus Non-Audit Services) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in “Specific Duties – Oversight of the Independent Auditor” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees

July 31, 2005	$117,113	$38,350	$3,800	$Nil

July 31, 2004	$ 76,480	$ nil	$ 500	$Nil

Notes:

(1)	The aggregate fees billed for audit services.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the "Audit Fees" column.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

Nominating & Corporate Governance Committee

During fiscal 2005, the Nominating & Corporate Governance met four (4) times.

The purpose of the Nominating & Corporate Governance Committee are:

•	to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating & Corporate Governance Committee);

•	to review and set out recommendations for the remuneration of the President & Chief Executive Officer of Gammon; and

•	to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

The Board of Directors of Gammon continually seeks to identify new Board candidates that could assist the Corporation through mining, financial, strategic and public company experience. The identification and recruitment process is carried on informally through business and industry contacts of the Corporation’s directors and officers.

Compensation Committee

During fiscal 2005, the Compensation Committee met three (3) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the compensation of:

•	the members of the Board of Directors; and

•	Members of senior management of Gammon.

Occupational Health & Safety Committee

During fiscal 2005, the Occupational Health & Safety Committee met three (3) times.

The purposes of the Occupational Health & Safety Committee are to monitor the implementation and management of the Corporation’s policies relating to health, safety and environmental matters.

In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

•	ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources;

•	reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

•	reviewing material incidents relating to health, safety and environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

•	promoting and supporting improvements to the Corporation’s health, safety and environmental record; and

•	arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

The Board of Directors reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.

ADDITIONAL INFORMATION

The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation’s annual report for the year ended July 31, 2005 on SEC Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto. Such written request should be directed to the attention of Gammon Lake Resources Inc., 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

BOARD OF DIRECTORS APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 17th day of October, 2005.

FRED GEORGE Chairman and President

Schedule “A”
GAMMON LAKE RESOURCES INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the “Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company’s risk management and compliance practices; iii) the independent auditor’s performance, qualifications and independence; iv) the performance of the Company’s internal audit function; v) the Company’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment and in compliance with the AMEX and TSX rules.

Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, the annual meeting of the Company a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a)	a quorum for meetings shall be at least three members;

b)	the Committee shall meet at least quarterly;

c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

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The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

SPECIFIC DUTIES:

Oversight of the Independent Auditor

•	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•	Review as necessary policies for the Company’s hiring of employees or former employees of the independent auditor.

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Financial Reporting

•	Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•	Review and discuss with management and the independent auditor the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company’s Annual Report or Form 40F, as applicable, as required by applicable legislation.

•	Review and discuss with management and the independent auditor managements’ report on its assessment of internal controls over financial reporting and the independent auditors’ attestation report on managements’ assessment.

•	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

•	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

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•	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

•	Review and approve periodically management’s risk philosophy and risk management policies.

•	Review with management at least annually reports demonstrating compliance with risk management policies.

•	Review with management the quality and competence of management appointed to administer risk management policies.

•	Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses.

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•	Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT
ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Committee Members:

Dale Hendrick (Chair)
Kent L. Noseworthy
Frank Conte
Canek Rangel

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SCHEDULE “B”
GAMMON LAKE RESOURCES INC.
STOCK OPTION PLAN

1.	INTERPRETATION:

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Board” means the board of directors of the Corporation;

(b)	“Corporation” means Gammon Lake Resources Inc.;

(c)	“Consultant” means an individual, other than an employee or an executive of the issuer, that:

(i)	is engaged on an ongoing basis to provide bona fide consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a Consultant Company or Consultant Partnership of the individual; and

(ii)	in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer;

(d)	“Consultant Company” means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder;

(e)	“Consultant Partnership” means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

(f)	“Effective Date” means the date of adoption of this Plan by the Board, namely October 1, 1999;

(g)	“Eligible Person” means, subject to all applicable laws, any employee, Senior Officer, director, Consultant, Consultant Company or Consultant Partnership of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(h)	“Insider” means:

(i)	an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(h)(i) above;

(i)	“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

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(j)	“Participant” means Eligible Persons to whom Options have been granted;

(k)	“Plan” means this stock option plan of the Corporation;

(l)	“Senior Officer” has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario);

(m)	“Shares” means the common shares of the Corporation;

(n)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(o)	“Subsidiary” means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the Securities Act (Ontario); and

(p)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

        Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

        This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.	PURPOSE: The purpose of this Plan is to:

(a)	encourage ownership of the Shares by directors, Senior Officers and employees of the Corporation and its Subsidiaries and Consultants, Consultant Companies and Consultant Partnerships, who are primarily responsible for the management and profitable growth of its business;

(b)	advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)	attract and retain valued directors, Senior Officers, employees, Consultants, Consultant Companies and Consultant Partnerships.

3.	ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(a)	grant options to purchase Shares to Eligible Persons;

(b)	determine the terms, limitations, restrictions and conditions respecting such grants;

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(c)	interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(d)	make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

        The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.     SHARES SUBJECT TO PLAN: The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 19,500,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

        Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.     PARTICIPATION: Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6.     TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)	Option Price: The option price of any Shares in respect of which an Stock Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the closing price as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, on the last trading day immediately preceding the day upon which the Option is granted. If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that (i) the date of grant of the Option shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, for the five (5) trading days preceding the date of the grant, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the vesting of

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the option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)	Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)	Term of Option: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

(d)	Exercise of Option: Subject to the provisions contained in subparagraph 6(e)(ii),(iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e)	Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i)	the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;
(ii)	immediately upon the termination of the Participants employment with the Corporation or a Subsidiary, where termination is for cause;
(iii)	thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;
(iv)	ninety (90) days after the date of the death of the Participant during which ninety (90) day period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

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(v)	ninety (90) days after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which ninety (90) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the Participant and shall be exercisable only by the persons described in clause 6(e)(iv) hereof and only to the extent therein set forth.

(f)	Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g)	Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

7.     ADJUSTMENTS IN SHARES SUBJECT PLAN:

(a)	Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b)	Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

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(c)	Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d)	Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)	Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i)	On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

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8.     LIMITS WITH RESPECT TO INSIDERS:

(a)	The maximum number of Shares issuable to Insiders under the Plan or other Share Compensation Arrangement shall be 10% of the issued and outstanding Shares.

(b)	The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall be 10% of the issued and outstanding Shares.

(c)	The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the Outstanding Issue.

(d)	Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.     FINANCIAL ASSISTANCE FOR PURPOSE OF SHARES: Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

        The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.     AMENDMENTS AND TERMINATION OF PLAN AND OPTIONS: Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that no such action shall, without the consent of the participant, in any manner adversely affect a Participant’s rights under any Option theretofore granted under the Plan.

11.     EFFECTIVE DATE AND DURATION OF PLAN: Subject to section 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the shareholders of the Corporation as contemplated in section 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12.     APPROVAL OF PLAN: The establishment of the Plan shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

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SCHEDULE “C”
ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	An amendment to the terms of the Corporation’s Stock Option Plan for directors, officers, employees and consultants, increasing the maximum number of Common Shares that may be reserved for the grants of options under the plan from 17,300,000 to 19,500,000 Common Shares, as more particularly described in the management information circular of the Corporation dated October 17, 2005, be and the same is hereby approved; and

2.	Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents, as may be necessary or desirable in their opinion to give effect to the foregoing.

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SCHEDULE “D”
ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The grant of a total of 2,016,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan, as proposed to be amended in order to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 17,300,000 to 19,500,000 Common Shares, and as more particularly described in the management information circular of the Corporation dated October 17, 2005, be and the same is hereby approved; and

2.	Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

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SCHEDULE “E”
AMENDMENT TO GENERAL BY-LAW OF
GAMMON LAKE RESOURCES INC.

An amendment to the general by-laws relating to the transaction of the business and affairs of GAMMON LAKE RESOURCES INC. (hereinafter called the “Corporation”).

QUORUM FOR MEETINGS OF SHAREHOLDERS

At any meeting of shareholders, two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, shall constitute a quorum.

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SCHEDULE “F”
ORDINARY RESOLUTIONS OF THE SHAREHOLDERS OF
GAMMON LAKE RESOURCES INC.

BE IT RESOLVED as an ordinary resolution that:

1.	The amendment to the Corporation’s general by-law to provide that the quorum for meetings of shareholders of the Corporation shall be two shareholders present in person or by proxy, as more particularly described in Schedule “E” to the management information circular of the Corporation dated October 17, 2005, be and the same is hereby confirmed; and

2.	Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

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SCHEDULE “G”

GAMMON LAKE RESOURCERS INC.
Suite 306 – Cambridge 2
202 Brownlow Avenue
Dartmouth, Nova Scotia
B3B 1T5

October 17, 2005

TO:	Shareholders of Gammon Lake Resources Inc. (the “Corporation”)

AND TO:	Quebec Securities Commission Nova Scotia Securities Commission Ontario Securities Commission Alberta Securities Commission

        Pursuant to “National Instrument 51-102 — Continuous Disclosure Obligations” adopted by Canadian Securities Administrators regarding, amongst other matters, the change of auditor of a reporting issuer, we are writing to advise you of certain developments regarding the Corporation’s auditors.

        The Corporation’s current auditor, Grant Thornton LLP, Chartered Accountants, have resigned on their own initiative effective October 5, 2005. KPMG LLP, Chartered Accountants, have been proposed for appointment as auditors of the Corporation to fill this vacancy.

        According to the provisions of National Instrument 51-102 — Continuous Disclosure Obligations adopted by Canadian Securities Administrators, we wish to advise you that for audits conducted in the past two fiscal years of the Corporation, and in the period to the date of this notice, there have been no reservations in the audit opinions and no “reportable events” as defined in National Instrument 51-102 — Continuous Disclosure Obligations.

        The resignation of Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation was accepted by the audit committee of the Corporation. The audit committee of the Corporation is comprised of Dale M. Hendrick (Chair), Kent L. Noseworthy, Frank Conte and Canek Rangel. The audit committee of the Corporation has also approved the proposed appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.

        As required by National Instrument 51-102 — Continuous Disclosure Obligations, attached to this letter please find the comments of Grant Thornton LLP, Chartered Accountants.

Yours very truly, Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc.

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Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

October 21, 2005

We acknowledge that we have received and reviewed a copy of the letter (the "Corporation's Letter") addressed to the shareholders of Gammon Lake Resources Inc. (the "Corporation") and securities regulators, dated October 17, 2005, stating:

1. That we have resigned on our own initiative as auditors of the Corporation effective October 5, 2005.
2. That KPMG LLP Chartered Accountants have been proposed for appointment as auditors of the Corporation and that this proposed appointment was approved by the audit committee.
3. That for audits conducted in the past two fiscal years of the Corporation there have been no reservations in our audit opinions.
4. There are no reportable events.

We agree as to all the preceding statements.

Yours very truly,

Grant Thornton LLP

GRANT THORNTON LLP
Chartered Accountants

2000 Barrington Street
Suite 1100
Halifax, Nova Scotia
B3J 3K1
T (902) 421-1734
F (902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

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EXHIBIT 2

GAMMON LAKE RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

November 16, 2005

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
GAMMON LAKE RESOURCES INC.

The undersigned shareholder of Gammon Lake Resources Inc. (the “Corporation”) hereby nominates, constitutes and appoints Fred George, Chairman, or failing him, Colin P. Sutherland, Chief Financial Officer, or instead of any of them, _______________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 16th day of November, 2005, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

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The nominees are directed to vote the shares represented by this proxy as follows:

1.	To Vote For _______ or to Withhold From Voting _______ in respect of the election of directors proposed by management.

2.

To Vote For _______ or to Withhold From Voting _______ in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3.

To Vote For _______ or to Vote Against _______ an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation’s stock option plan as more particularly described in the management information circular dated October 17, 2005.

4.

To Vote For _______ or to Vote Against _______ an ordinary resolution approving the grant of options to directors, officers, employees and consultants of the Corporation as more particularly described in the management information circular dated October 17, 2005.

5.

To Vote For _______ or to Vote Against _______ an ordinary resolution confirming an amendment to the general by-law of the Corporation as more particularly described in the management information circular dated October 17, 2005.

6.

At the nominee’s discretion, upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3, 4 and 5, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date. DATED this _____ day of ____________________, 2005. PRINT NAME: _____________________________ SIGNATURE: ______________________________

Notes:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.